Filed Pursuant to Rule 433
Registration No. 333-202354
AUTOCALLABLE MARKET-LINKED STEP UP NOTES
	Autocallable Market-Linked Step Up Notes Linked to a Basket of Three Cybersecurity Stocks	This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.
Issuer	Bank of America Corporation (“BAC”)
Principal Amount	$10.00 per unit
Term	Approximately three years, if not called
Market Measure
An approximately equally weighted basket of three cybersecurity stocks comprised of Barracuda Networks, Inc. (NYSE symbol: "CUDA"), FireEye, Inc. (NASDAQ symbol: "FEYE"), and Fortinet, Inc. (NASDAQ symbol: "FTNT") (each, a “Basket Stock”)

Automatic Call	The notes will be called automatically on any Observation Date if the closing level of the Market Measure is equal to or greater than the Call Level
Call Level	100% of the Starting Value
Observation Dates	Approximately one year and two years from the pricing date
Call Amounts (per Unit)	$11.45 if called on the first Observation Date and $12.90 if called on the second Observation Date
Payout Profile at Maturity
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If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment
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If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure
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1-to-1 downside exposure to decreases in the Market Measure  beyond a 10% decline, with up to 90% of your principal at risk

Step Up Value	[140% to 146%] of the Starting Value, to be determined on the pricing date
Step Up Payment	[$4.00 to $4.60] per unit, a [40% to 46%] return over the principal amount, to be determined on the pricing date
Threshold Value	90% of the Starting Value
Interest Payments	None
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/70858/000152041215002420/ml2-m9z6bgu6ke3cfpwr_1138.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
●	If your notes are not automatically called, your investment may result in a loss; there is no guaranteed return of principal.
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Payments on the notes are subject to the credit risk of BAC, and actual or perceived changes in the creditworthiness of BAC are expected to affect the value of the notes.  If BAC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

●	Changes in the price of one of the Basket Stocks may be offset by changes in the value of the other Basket Stocks.
●	The initial estimated value of the notes on the pricing date will be less than their public offering price.
●	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
●	If called, your investment return is limited to the return represented by the applicable Call Premium.
●	You will have no rights of a holder of the Basket Stocks, and you will not be entitled to receive shares of the Basket Stocks or dividends or other distributions by the issuers of the Basket Stocks.
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We do not control any company included in the Basket and have not verified any disclosure made by any other company. The companies included in the Basket will have no obligations relating to the notes.

●	The Redemption Amount will not be adjusted for all corporate events that could affect the Basket Stocks.
●	The Basket is concentrated in the cyber security industry; an investment in the notes involves certain risks associated with an investment in companies in the cyber security industry.
●	Two Basket Stocks have limited historical information.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.
Bank of America Corporation (BAC) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook.  Before you invest, you should carefully read the prospectus in that registration statement and other documents that BAC has filed with the SEC for more complete information about BAC and any offering described in this Guidebook.  You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov.  BAC’s Central Index Key, or CIK, on the SEC website is 70858.  Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-866-294-1322. BAC faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.